Mail Stop 4561

August 5, 2009

Mr. Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

      Re: **Digital River, Inc.**
              Form 10-K For the Fiscal Year Ended December 31, 2008
              Form 10-K/A For the Fiscal Year Ended December 31, 2008
              Form 10-Q For the Quarterly Period Ended March 31, 2009
              Form 10-Q For the Quarterly Period Ended June 30, 2009
              File No. 000-24643

Dear Mr. Ronning:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Part I

Item 1. Business

1.   In future filings, please include disclosure responsive to Item 101(d) of
        Regulation S-K. Alternatively, you may include a cross-reference to the financial

statements where this data is provided. Please refer to Item 101(d)(2) of Regulation S-K.

Part II

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited), page 44

2.   We note your selected quarterly financial data does not contain gross profit or cost sales information. Please revise or explain how you determined that this presentation complies with Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures, page 44

3.   We note your statement that your "Chief Executive Officer and Chief Financial Officer have concluded that [y]our disclosure controls and procedures were effective at reasonable assurance levels to ensure that the information required to be disclosed by [you] in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the rules and instructions for Form 10-K." Your definition of disclosure controls and procedures appears to be more narrow than what is called for by that term as defined in Exchange Act Rule 13a-15(e). Please revise this statement to remove your references to "Form 10-K" within this paragraph. In this regard, your first reference to "Form 10-K" is too narrow to encompass "the reports that [you] file or submit under the Act" and your second reference is not broad enough to include "the Commission's rules and forms." We have similar concerns regarding your disclosures in the Form 10-Q for the quarter ended March 31, 2009

4.   Tell us and revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We have similar concerns regarding your disclosures in the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. See Exchange Act Rule 13a-15(e). We call your attention to comment 2 in our letter dated June 7, 2007 and note your response in your letter dated September 4, 2007 confirming that you would provide appropriate revisions in your future filings. Please tell us why, despite your representation in 2007, you have not provided the required disclosure to date.

Part III, page 47

General

5.   Each Item in Part III of your Form 10-K states that you are incorporating by
        reference from your definitive proxy statement the required disclosure, but you
        have not clearly identified, by caption or otherwise, the material incorporated by
        reference as required by Securities Exchange Act Rule 12b-23(b). In future
        filings, please ensure that your Part III disclosure identifies by title the section of
        your definitive proxy statement from which you are incorporating by reference
        the required disclosure, or otherwise clearly identify the material incorporated by
        reference.

Item 11. Executive Compensation, page 47
(Incorporated by Reference From Definitive Proxy Statement Filed April 15, 2009)

Executive Compensation and Related Information

Compensation Discussion and Analysis, page 22

6.   We note that you have included compensation information for Messrs. Ronning
        and Donnelly, your chief executive and chief financial officers, respectively, and
        for Mr. Crudden, your Vice President and General Counsel. Please tell us how
        you determined that you have included in your executive compensation discussion
        all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. In
        your response, please specifically address whether any of your officers not named
        in the summary compensation table is a vice president in charge of a principal
        business unit, division or function (such as sales, administration or finance) or is
        an officer or person who performs a policy making function. Please refer to
        Exchange Act Rule 3b-7.

Role of Executive Management in Compensation Decisions, page 22

7.   We note your statement that the Compensation Committee meets occasionally
        with your chief executive officer and/or other executives to obtain
        recommendations with respect to your compensation program, practices and
        packages. It is unclear from your disclosure the extent to which named executive
        officers, other than the chief executive officer, play a part in determining
        compensation for themselves or for any other named executive officer. Please
        clarify.

Annual Incentive Opportunities, page 25

8.   Please tell us, and expand your disclosure in future filings to describe in greater detail, the reasons for selecting the metrics used in determining your annual incentive compensation and the reasons for weighting the performance criteria in the manner described. We note that the metrics to be used and the weights assigned to those metrics changed for fiscal 2009 though you did not include a discussion of the reasons for the changes. Please tell us the reasons for these changes and include disclosure to this effect in future filings as appropriate.

9.   Please tell us how you determined that each of the named executive officers achieved 64% of their bonus potential and whether discretion could have been or was exercised with respect to the 2008 payments. Please refer to paragraph (b)(2)(vi) of Item 402 of Regulation S-K.

10.   In addition, you refer not only to corporate but also to personal performance goals, though you did not include a discussion of what personal goals were established for each of the named executive officers.   To the extent personal performance goals were material in determining annual incentive bonuses, those goals should be discussed with respect to each named executive officer. Please refer to paragraph (b)(2)(vii) of Item 402 of Regulation S-K. With respect to Mr. Ronning, we note your reference on page 27 to "the achievement of personal objectives by Mr. Ronning" though it does not appear that you identify the personal objectives. Please advise.

11.   It appears from your disclosure that the corporate performance targets you reference on page 25 were material to your executive compensation policies and decision-making processes for fiscal 2008, in particular your determination of cash bonuses for named executive officers. However, you have not provided quantitative disclosure of the corporate performance targets. Please tell us whether you have omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and, if so, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. To the extent you have relied on Instruction 4 to omit this information, please tell us and provide meaningful disclosure in future filings regarding how difficult it is for the executive or how likely it will be for the company to achieve the undisclosed target levels.

Summary Compensation Table, page 31

12.   We note that among the named executive officers, only Mr. Crudden received a discretionary bonus of $10,000 for fiscal 2008 though the reason for this bonus is not discussed. Please tell us the basis for awarding this bonus and why it is not discussed in your compensation discussion and analysis.

Grants of Plan-Based Awards, page 32

13.   We note that although you appropriately included non-equity incentive plan
        compensation in column (g) of the summary compensation table, you did not
        provide related disclosure in the Grants of Plan-Based Awards Table. Please note
        that the grant of an award under a non-equity incentive plan should be disclosed
        in the supplemental Grants of Plan-Based Awards Table in the year of grant.
        Please refer to SEC Release No. 33–8732A. Please confirm your understanding
        and provide disclosure accordingly in future filings or tell us why you believe this
        disclosure is not required.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 47 (Incorporated by Reference From Definitive Proxy Statement Filed April 15,
2009)

Policies and Procedures with Respect to Related-Party Transactions, page 36

14.   We note your statement that all related-party transactions shall be disclosed in
        your applicable filings with the Commission as required under SEC rules. It does
        not appear, however, that you have provided a clear statement as to whether there
        were any reportable related-party transactions that occurred since the beginning of
        your last fiscal year. Please confirm, if true, that there were no such transactions
        and include disclosure to this effect in future filings. Please refer to Exchange
        Act Rule 12b-13.

Form 10-K/A For the Fiscal Year Ended December 31, 2008

Note 12 – Segment Information

15.   Paragraph 38 of SFAS 131 requires the separate disclosure of revenues from, and
        assets located in, individual foreign countries when material. Please demonstrate
        your consideration of these requirements and tell us how you determined that your
        disclosures comply with the standard.

Form 10-Q For the Quarterly Period Ended June 30, 2009

Item 1. Financial Statements

Note 1 – Basis of Presentation

Foreign Currency, page 7

16.   Tell us how you determined that the derivative activity was immaterial during the
        three and six months ending June 30, 2009. Your analysis should include
        qualitative factors in addition to quantitative factors. Tell us how you evaluated

the notional amounts, along with the currency type, in assessing materiality. We
have similar concerns regarding your disclosures in the Form 10-Q for the
quarterly period ended March 31, 2009.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 16

17.   We note that the table showing percentages of certain items to total revenue
       includes a heading of "Cost of Revenues" over all the various expense categories.
       Explain why this heading is appropriate and indicate which cost represents your
       cost of revenues.   In this regard, tell us whether your presentation of "direct cost
       of services" and "network and infrastructure" costs on the face of the statements
       of operations is meant to depict "costs and expenses applicable to sales and
       revenues" as defined by Rule 5-03(b)(2) of Regulation S-X. If so, tell us why you
       believe the caption appropriately conveys their classification. In addition, explain
       how your presentation complies with SAB Topic 11B. We have similar concerns
       regarding your disclosures in the Form 10-Q for the quarterly period ended March
       31, 2009.

Item 4. Disclosure Controls and Procedures, page 26

18.   We note your statement that your Chief Executive Officer and Chief Financial
       Officer concluded that your disclosure controls and procedures (as defined in
       Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of
       1934) were effective in providing reasonable assurance that material information
       required to be disclosed by you in the Form 10-Q was recorded, processed,
       summarized and reported in a timely manner. Although you have referenced the
       full definition by referring to the appropriate Exchange Act Rule, it is unclear
       whether the conclusion by your officers that your disclosure controls and
       procedures were effective "in providing reasonable assurance that material
       information required to be disclosed . . . in the Form 10-Q was recorded,
       processed, summarized and reported in a timely manner" is intended to limit your
       effectiveness conclusion to that portion of the definition. Please therefore
       confirm, if true, that your disclosure controls and procedures were effective with
       respect to the full definition of controls and procedures as defined in Exchange
       Act Rule 13a-15(e) or 15d-15(e). Please confirm that you will provide
       conforming disclosure in future filings.

* * * * * * *

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental

materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief